EXHIBIT 99.1

RHYTHMONE PLC ANNOUNCES AUDITED

FULL YEAR FINANCIAL YEAR 2018 RESULTS

Underlying Performance Fully in Line with Expectations. FY 2019 Plan is Focused on Profitability and Cash Generation as our Unified Programmatic Platform Continues to Lead Company Growth.

London, England and San Francisco, CA – 14 June 2018 – RhythmOne plc (LSE AIM: RTHM, “Company” or “Group”), today reports audited results for the year ending 31 March 2018 (“FY2018” or “the Period”). The Company’s FY2018 conference call will be webcast live at https://investor.rhythmone.com at 11:00AM BST; 6:00AM EST; 3:00AM PST.

Financial Highlights (Audited)

	Year ended	Year ended
	31-Mar	31-Mar
	2018	2017
	(audited)	(audited)	Change
	000's	000's	% or $
Statutory and Operating Metrics:
Revenue	255,073	149,025	71%
Adjusted EBITDA[1]	14,027	1,386	912%
Loss for the year	(13,875)	(18,790)	26%
Net cash[2]	27,331	75,204	-64%

Loss per share attributed to RhythmOne plc	Cents	Cents	Cents
Basic	(25.64)	(44.46)	18.83
Diluted	(25.64)	(44.46)	18.83

●	Maintained focus on strategic growth and accelerated profitability on an adjusted EBITDA[1] basis;
●	FY2018 underlying performance in line with management expectations across key metrics, as follows:
o	Revenue of $255.1M (FY2017: $149.0M), up 71% year-on-year, driven by on-platform performance and acquisitions;
o	Adjusted EBITDA[1] of $14.0M, an improvement of $12.6M or 912% (FY2017: $1.4M);
o	RhythmOne on-platform revenues of $89.7M (FY2017: $78.7M), up 14% year-on- year;

●	Strong half-on-half growth across key metrics supported by the acquisitions:
–	H22018 revenues of $140.5M (H12018: $114.5M)
–	H22018 Adjusted EBITDA[1] of $10.9M (H12018: $3.1M)
●	Completed the acquisition of YuMe Inc., a video and connected TV (CTV) innovator, augmenting the Company’s video and supply footprint and demand relationships;
o	The Company expects to realize approximately $15M in annualized synergies from the YuMe merger;
o	Integration efforts in line with management expectations;
●	Completed the acquisition of certain assets and liabilities of RadiumOne Inc., a data-driven marketing platform, enhancing the Company’s base of unique, engaged audiences;
●	Invested approximately $9M in product development and capital expenditures to strengthen and improve product lines;
●

Operating expense before exceptional items during FY2018 of $110.3M (FY2017: $60.6M) representing 43% of revenue (FY2017: 41%), increase driven by incremental operating cost associated with the acquisitions;

●	Total operating expenses including exceptional items increased from $65.8M for FY2017 to $129.6M for FY2018, primarily due to the acquisitions and related charges;
●	As at 31 March 2018 the Company had net cash[2] of $27.3M (FY2017: $75.2M), the change driven by acquisition consideration payments and related charges;
●	In relation to the YuMe transaction, the Company completed its SEC registration;
●

On 26 July 2017, the Company completed a UK High Court approved capital reduction, the purpose of which was to create distributable reserves that provide the Company some flexibility should it wish to undertake the payment of dividends or a share buy-back program in the future;

●

As we have in prior years, the Company will seek authority at its 2018 Annual General Meeting from its shareholders to potentially implement a share buyback program that would enable the Company to make market purchases of its ordinary shares.

Operational Highlights

●	RhythmOne platform earned the #1 US and International rankings on Pixalate’s Global Seller Trust Index™ (GSTI) for all of 2017;
●	KPIs for the year are as follows:

	Metric	H12017	H22017	FY2017	H12018	H22018	FY2018
Volume[3]	Billions	7,469.4	13,099.2	20,568.5	16,750.4	15,845.2	32,595.5
Desktop	%	51.3	42.5	45.7	38.7	38.7	38.7
Mobile	%	48.7	57.5	54.3	61.3	61.3	61.3
Fill Rate[4]	%	0.58	0.31	0.41	0.25	0.30	0.28
Price[5]	$/CPM	1.54	2.00	1.76	2.72	2.96	2.84

●	Opportunity volume and price grew by 59% and 61% year-on-year, respectively;
●	The proportion of mobile supply held steady at approximately 61%, up from approximately 54% the year prior;
●	Expanded proprietary brand safety technology (“RhythmGuard”) to include scoring of traffic based on viewability and key performance metrics;
●	Formed or renewed relationships with more than 30 demand side platforms and a number of top-tier brands and advertisers;
●	Integrated 8 new supply side platform partners and signed over 400 new publisher partners;
●	During FY2018, the following executive hires and board appointments were made:
o	Mr. Eric Singer as Chairman of the Board, providing extensive business, corporate development and financial experience across industries;

o	Mr. John Mutch as Non-Executive Director of the Board, bringing extensive business, corporate leadership and financial expertise across technology, software and IT industries; and
o	Mr. Edward Reginelli as CFO and Executive Director of the Board, bringing strong operations experience and financial cost discipline;
o	Post FY2018 close, the following executive hire and board appointment was made:
o	Mr. Mark Bonney as President, CEO and Executive Director of the Board, bringing extensive experience leading public companies through integrations and other transformative events.

Commenting on the FY2018 results, Eric Singer, Non-Executive Chairman of RhythmOne plc, said:

“We are delighted to report the achievement of our objectives for the year, and to mark the progress we have made against our targets in terms of revenue growth, underlying profitability and integration. FY2018 included the completion of two key acquisitions – YuMe, Inc. and RadiumOne, Inc., which served to deepen our agency and brand relationships, and augment our unified programmatic platform through the additions of demand side and data management platforms, unique audiences, and high-value connected TV (CTV) supply. Integration of the RadiumOne technology and analytics is in progress and the YuMe integration is in line with expectations.

We anticipate that our unified programmatic platform will continue to serve as the Company’s principal strategic growth driver, reinforced by video and CTV leadership, unique audience data and a commitment to quality and brand safety in our marketplace. RhythmOne has grown into a significant, recognized digital advertising platform with massive scale, cutting edge technology and quality, differentiated supply. The platform earned the #1 US and International ranking on Pixalate’s Global Seller Trust Index™ (GSTI) for all of 2017. We are proud to have built and scaled what we believe is an industry-leading platform that will continue to compete and succeed.

The significant steps we took in FY2018 to enhance our end-to-end technology platform, deepen our demand relationships and expand our product set serve to reinforce our strategic focus on mobile, video and programmatic trading – one we intend to carry into FY2019. The Company anticipates FY2019 to be a period of continued growth, through both organic efforts and potential acquisitions, as opportunities to consolidate the industry proliferate. In FY2019, we will continue to strengthen our financial performance to better position the Company to leverage such industry consolidation. To that end, we will maintain strong cost discipline, driving efficiency within the Company with the aim of cash generation, sustained profitability and value creation for shareholders.”

Notes:

1.

Adjusted EBITDA. This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, settlement of litigation, re-measurement of deferred consideration and unrealized foreign exchange gain and loss. Management believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal trading activities prior to consideration of how the results are impacted by nonrecurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the Group’s share based payment expense.

2.

Net cash comprises of cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value in addition to Marketable securities which are investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit net of borrowings under the Company’s revolving credit facility.

3.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.

4.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.

5.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

Press Contacts for RhythmOne

Analyst and Investor Contact Ed Reginelli RhythmOne plc	Financial Media Contacts Edward Bridges / Dwight Burden / Rob Mindell FTI Consulting LLP (UK) 020 3727 1000
Nomad and Broker for RhythmOne Nick Westlake (Nomad) / Michael Wharton / Toby Adcock Numis Securities Limited (UK) 020 7260 1000

Financial Results

During the year, Revenue from continuing operations was $255.1M, compared with $149.0M for the year ended 31 March 2017. The Company saw strong growth in on-platform programmatic trading and benefited from a full year of Perk Inc. revenue and partial year benefit of the revenues associated with acquisition of RadiumOne, Inc and Yume, Inc.

Financial performance highlights are outlined below. Acquisitions include RadiumOne, Inc., YuMe, Inc., and Perk, Inc.

	Financial Performance
	FY2018	FY2017	Difference	Change
	000's	000's	000's	%
Revenue Breakdown:
Historical On-platform	89,683	78,730	10,953	14%
Historical Off-platform	35,663	57,220	(21,557)	-38%
Acquisitions	129,727	13,075	116,652
Total	$255,073	$149,025	$106,048	71%

RhythmOne’s historical on-platform revenues grew 14% year-on-year (FY2018: $89.7M; FY2017: $78.7M) as a result of investments in technology, strategic packaging of inventory and agency-focused sales efforts. RhythmMax is the underlying driver of Company growth in consolidated, post-acquisition revenues as they are integrated onto the platform. However, as expected, off-platform revenues decreased by 38% (FY2018: $35.7M; FY2017: $57.2M), which includes programmatic network sales outside of RhythmMax, as well as legacy direct-sold campaigns. These declines were anticipated, as the industry continues to consolidate spend with large scale, integrated, value-adding programmatic providers. Going forward, the revenue generated from Perk, RadiumOne and YuMe acquisitions will be captured within on-platform revenues.

Perk provided a strong revenue contribution in FY2018 of $59.0M (FY2017: $13.1M). RhythmOne has now fully integrated Perk’s supply into its unified programmatic platform, bolstering the Company’s footprint of unique, owned-and-operated inventory. Perk’s contribution to the platform during the year reinforces the Company’s strategy of growing its supply of owned and controlled inventory within the marketplace, providing premium, high-quality placements for brands and agencies.

RadiumOne’s attribution in FY2018 was in line with Company expectations, with a revenue contribution of $53.9M. During the year, RhythmOne worked to integrate RadiumOne’s supply, analytics and data management platform into the Company’s unified programmatic platform.

YuMe contributed revenue in FY2018 of $16.9M. The Company has made substantial progress with integration efforts of the business from both an operational and cost savings perspective. The Company expects to realize approximately $15M in annualized synergies.

Cost of revenue increased to $151.3M in the current year, compared with $98.5M for the year ended 31 March 2017. This cost consists primarily of traffic acquisition and content partner charges that are directly attributable to revenue. During the year, the cost of revenue as a percentage of revenue decreased due to a favorable product mix augmented by the acquisitions.

Operating expenses before exceptional items of $110.3M increased from $60.6M for the year ended 31 March 2017 and represented 43% of revenue (2017: 41%). The Company expects operating expenses as a percent of revenue to decline with the ongoing investment in its programmatic trading platform and continued operating cost containment initiatives. The Company has made substantial progress with integration efforts during the year, and has taken major cost reduction initiatives, driving efficiency across the organization consistent with the rationale underlying the mergers.

The tax credit for the year ended 31 March 2018 was $9.0M (2017: tax credit $0.9M). The current year tax credit is principally driven by recent tax law changes in the United States and the Company’s expectations to utilize future taxable profits.

The net loss for the year was $13.9M compared with $18.8M the prior year. Included in this figure was exceptional costs of $16.2M compared to $9.2M for the year ended 31 March 2017. Exceptional items for the year were $16.2M, of which $13.8M related to acquisition related costs and $5.5M related exceptional costs including restructuring charges, severance costs and a one-time litigation settlement. In addition, the Company recognized $3.1M in other income related to the re-measurement of deferred consideration for RadiumOne Inc. Exceptional costs for the prior year were $9.2M, comprised largely of acquisitions costs, restructuring and severance charges related to the Perk Inc. acquisition.

The Company generated $14.0M in Adjusted EBITDA1 for the year compared to $1.4M for the year ending 31 March 2017. The growth year on year was driven by strong performance of the Company’s on-platform business supplemented by cost discipline and integrations initiatives.

The Group has maintained a strong balance sheet and liquidity position with net cash of $27.3M at 31 March 2018 compared with $75.2M at 31 March 2017. The decrease year on year was driven by acquisition cash consideration payments and related charges. Net cash used in operating activities was $0.7M compared to $6.4M in the year prior. Current year activities included $1.0M in tax payments. The net cash generated from investing activities was $25.1M, compared to $10.1M for the year ended 31 March 2017. Current year investing activities benefited from the sale of $55.9M of marketable securities offset by use of $23.6M for acquisitions and $7.6Mof capital development expenditures and equipment purchases to further development the Company’s technology platforms and data center operations. The net cash used in financing activities was $6.7M for the current year, compared to $2.6M for the year ended 31 March 2017. The current year activity primarily represents the repayment of borrowings associated with the RadiumOne transaction offset by cash generated by borrowings under the Company’s credit facility.

On 26 July 2017 RhythmOne completed a UK High Court approved capital reduction. A copy of the order confirming the capital reduction has been registered by the Registrar of Companies and as such the capital reduction has become effective. All share premium and merger reserve attaching to the Company’s ordinary shares has consequently been cancelled. The purpose of capital reduction was to create distributable reserves to provide the Company some flexibility should it wish to undertake the payment of dividends or undertake a share buy-back program in the future.

Adjusted EBITDA1

This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as a non-GAAP measure. Adjusted EBITDA1 is defined as loss for the year, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, settlement of litigation, re-measurement of deferred consideration and unrealized foreign exchange gain and loss. Provided below is a reconciliation of the Adjusted EBITDA1 for the year.

RhythmOne’s management believes that Adjusted EBITDA1 provides useful information to investors in understanding and evaluating the operating results of RhythmOne in the same manner as management and the RhythmOne board of directors because it excludes the impact of exceptional items in profit from operations, which have less bearing on the routine operating activities of RhythmOne, thereby enhancing users’ understanding of the underlying business performance. RhythmOne’ s management also believes that Adjusted EBITDA1 provides information that enables investors to better compare RhythmOne’ s business performance across periods.

This non-IFRS measure is not necessarily comparable to similarly titled measures of other companies, and Adjusted EBITDA1 should not be viewed as a substitute for, or superior to, loss for the year prepared in accordance with IFRS as a measure of RhythmOne’ s profitability or liquidity. Some of the limitations of Adjusted EBITDA1 are:

●

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA[1] does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA[1] does not reflect changes in, or cash requirements for, RhythmOne’ s working capital needs;

●	Adjusted EBITDA[1] does not consider the potentially dilutive impact of equity-based compensation;

●	Adjusted EBITDA[1] does not reflect tax payments that may represent a reduction in cash available to RhythmOne; and

●	Other companies, including companies in RhythmOne’s industry, may calculate Adjusted EBITDA[1] differently, which reduces its usefulness as a comparative measure.

Users of this financial information should consider the types of events and transactions for which adjustments have been made.

The following is a reconciliation of Adjusted EBITDA1 for the year:

	YEAR ENDED	YEAR ENDED
	31 MARCH 2018	31 MARCH 2017
	$000’s	$000’s

Loss for the period	(13,875)	(18,790)
Adjustments:
Finance income	(375)	(631)
Finance expense	567	266
Taxation	(9,015)	(861)
Depreciation and amortisation	18,846	10,208
Share based payments	2,164	2,015
Exceptional items	16,239	5,245
Exceptional items in discontinued operations	-	3,934
Unrealized foreign exchange (gain)/loss	(524)	-
Total adjustments	27,902	20,176
Adjusted EBITDA[1]	14,027	1,386

Strategic Overview

The Company remains focused on developing and augmenting its mobile, video and programmatic trading capabilities through both organic means and strategic acquisition opportunities.

During FY2018, the Company completed two key transactions – RadiumOne, Inc. (“RadiumOne”) in June 2017 and YuMe, Inc. (‘YuMe”) in February 2018. Through RadiumOne, RhythmOne gained access to a leading data driven marketing platform, proprietary performance analytics tools and premium demand relationships. The YuMe acquisition provided access to premium video and CTV inventory, unique audience insights, cross-screen targeting technology and established demand relationships. Both transactions served to accelerate the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale.

The Company’s product investments during the year were fully aligned with key industry growth vectors. Programmatic trading is now well established as the primary buying mechanism for digital advertising. According to eMarketer, programmatic digital display spend is projected to be $46.6B in 2018 and account for more than four out of every five (82.5%) dollars of digital spend overall in the US, rising to 86.2% by 2020. In 2018, this is estimated to include $32.8B in mobile programmatic and $13.2B in video programmatic. The programmatic growth trend points to a fundamental shift in how online advertising is being bought and sold. No longer are advertisers buying ads on specific websites as a proxy for audience segments; rather, they are buying actual audiences, across connected devices and ad formats, based on measurable data and in real time.

Growth Drivers

The online advertising industry is highly competitive and fragmented. As parts of the ecosystem combine and the value chain is streamlined, RhythmOne expects the industry to be characterized by fewer, dominant, better integrated players that are able to deliver material value to both demand and supply sides of the value chain. In order to drive sustainable competitive advantage, the Company has focused on developing a full-stack, end-to-end platform with a number of key differentiators:

●	Scale. Significant audience reach across devices and formats – with a particular emphasis on mobile, video and CTV.
●	Efficiency. End-to-end stack that disintermediates the chain and creates margin efficiency.
●	Performance. Unique audiences and inventory packages that guarantee performance KPIs.
●	Quality. Proprietary brand safety technology, RhythmGuard
●	Data-Powered. Analytics tools that allow advertisers to activate and amplify their first- party data

To support this, the Company has identified three key areas of investment in order to drive ongoing growth within this new landscape:

1.	Enhancing the unified programmatic advertising platform;
2.	Growing the base of data-driven, engaged audiences; and
3.	Innovating around video and CTV advertising.

1. UNIFIED PROGRAMMATIC ADVERTISING PLATFORM

The principal driver of growth in FY2018 was RhythmMax, the Company’s unified, multi-channel, multi-format platform for engaged audiences. Through RhythmMax, advertisers gain access to RhythmOne inventory across owned, controlled and extended supply sources.

RhythmOne represents one of the largest supply footprints in the industry, combining supply from owned, controlled and extended supply sources. Since inception, the RhythmMax platform has consistently met and exceeded Company performance benchmarks relative to volume and pricing. Moreover, the platform has enabled RhythmOne to unify the supply side of the value chain, eliminating intermediaries and streamlining interactions between advertisers and consumers, thereby enhancing the efficiency and effectiveness of online advertising campaigns.

During the year, the Company continuously enhanced its proprietary brand safety filtering technology, RhythmGuard, which eliminates suspicious and underperforming traffic before it reaches the marketplace – improving ROI for advertisers and maximizing yield for quality publisher partners. Key enhancements included expanding RhythmGuard to include scoring of traffic based on viewability and key performance metrics. In response to this acute industry issue, RhythmOne also took steps to package its supply based upon guaranteed KPIs that align with advertisers’ campaign objectives. Specifically, the Company has developed private marketplace offerings that guarantee viewable, verified inventory in order to drive premium demand. These Verified Private Marketplaces allow advertisers to access curated inventory that meets only the strictest quality and/or viewability standards, letting brands and agencies focus instead on campaign optimization and achieving the best possible return on investment.

Complementing its RhythmGuard brand safety initiative, RhythmOne also partnered with leading viewability and verification vendors, including Integral Ad Science, DoubleVerify, Moat, Confiant, The Media Trust, Grapeshot and Pixalate, whom the Company believes will be instrumental in helping to establish common standards for the industry. As a result of the Company’s continued focus and investment, RhythmOne can provide one of the cleanest sources of pre-filtered, verified and targetable inventory in the industry, at scale. RhythmOne’s programmatic platform ranked #1 in the US and internationally for all of 2017 on Pixalate’s Global Seller Trust IndexTM.

During the year, RhythmOne formed or renewed relationships with more than 30 demand side platforms and a number of top-tier brands and advertisers. In addition, the Company integrated 8 new supply side platforms and signed over 400 new publisher partners. Through its acquisition of YuMe, the Company expanded its operating footprint into Latin America and Spain, and deepened its sales team in France.

2. DATA-DRIVEN, ENGAGED AUDIENCES

In addition to platform investments in RhythmMax, the Company has sought to distinguish its supply footprint by offering data-driven audience segments that are compelling to advertisers and brands. Through RadiumOne, the Company integrated proprietary analytics tools that can be used by brands to capture data about audiences across paid, earned, shared and owned media channels, and then activate this data within advertising campaigns – driving reach and relevance. Through YuMe, RhythmOne acquired software development kit (SDK) technology that gathers observed and declared data, which can be used for segmentation, targeting and optimization. In addition, the Company also developed several inventory packages that can be delivered programmatically as part of a private marketplace (PMP) focused on meeting specific quality, viewability and performance metrics.

Maintaining a strong publisher offering is critical to developing quality, engaged audiences. The Company continued to develop several new tools and services to attract and retain quality, high-value publisher partners. Header bidding is one such tool. Also known as pre-bidding, header bidding allows publishers to offer their inventory in advance to select partners, before putting it up for general auction through the ad server. By letting multiple, higher value demand sources bid on the same inventory at the same time instead of through a waterfall structure, publishers theoretically are able to increase their yield and better monetize their content. The Company has developed its own header bidding solution, and has partnered with server-to-server providers such as Google Enterprise Bidder, Amazon A9 and Index Exchange to be included as part of their demand offering to publishers. In so doing, the Company has significantly increased its supply of direct controlled inventory, enhancing value and transparency for advertisers.

Finally, the Company’s Advanced Creative Platform (ACP) allows for fast and easy development and production of highly customized and engaging video, rich media and native ad units.  This scalable platform supports the latest industry standards (VAST, VPAID, and MRAID), and allows the Company to address increasing advertiser demands for transparent viewability and engagement metrics.  As programmatic adoption continues to grow, RhythmOne believes that the ability to offer bespoke, high-impact creative units within its platform, will be a key differentiator – and another proxy for unique inventory.

3. VIDEO AND CTV INNOVATION

Through the acquisition of YuMe, RhythmOne has gained access to an extensive supply of video and CTV inventory, and the expertise to stand out in this fast-growing category. Increasingly, consumers are viewing media across devices and formats – often on multiple devices concurrently. Advertisers value strategies and technologies that allow them to gain transparency into viewing behavior across these multiple devices, including smart TVs, gaming consoles, Blu-ray players or set top boxes. The ability to deploy multiscreen campaigns (desktop/laptop, mobile phones, tablets and CTV) will help to differentiate the Company’s offering and enable advertisers to consolidate their campaigns with a single provider.

Market

According to eMarketer, the advertising industry continues to grow with spend estimated to be $221.0B (US) in 2018, growing at nearly a 6% CAGR over the next five years. Digital ad spend, projected to be $107.3B (US) in 2018, is anticipated to grow more than 12% CAGR over the next five years. In 2016, digital ad spend outpaced television spend for the first time in the US ($72.2 vs. $71.3B) – and in 2017, the gap widened – $90.4B vs. $70.2B. This trend is expected to continue, with digital ad spend projected to represent 62% of all media spend (US) by 2022, compared with 25% for television. This reflects the continued shift from linear television and single, in-home devices to multi-screen, often simultaneous content consumption.

Programmatic trading, or the automated buying, selling and fulfillment of ads using technology, is now the most common buying modality for display, mobile and video advertising. In 2018, at $46.6B, programmatic digital display ad spending is projected to represent more than four out of every five (82.5%) dollars of digital spend overall in the US, rising to 86.2% by 2020. This is projected in 2018 to include $32.8B in mobile programmatic and $13.2B in video programmatic (eMarketer).

Key sector trends of note include:

1. The majority of US digital display ad dollars (82.5%, $46.6B) will be spent through programmatic channels in 2018, and that share is expected to rise to 86.2% by 2020. Much of this growth is led by programmatic spend on mobile and video advertising. In 2018, mobile programmatic is projected to account for 70.4% of all digital display ad spending. For video, eMarketer projects that 28.4% of all programmatic digital display dollars will be for programmatic video. Within programmatic trading, there is a distinct and growing trend around “Direct” or “Private Marketplace” transactions, where advertisers can access select pockets of inventory for fixed premiums. eMarketer projects that in the US in 2018, 58% of spend will go towards PMPs; and 42% towards RTB – and in 2020, that gap is projected to expand further: 61% (PMPs) vs. 39% (RTB).

2. An overwhelming majority of Internet users consumes video. With a projected 229 million viewers in the US this year, digital video is reaching 82% of US internet users. Concurrent with increased consumption, video advertising spend continues to grow steadily in the US at a 13% CAGR between 2018-2022, from a projected $17.9B in 2018 to approximately $29.6 billion by 2022 (eMarketer).

3. Smartphone and tablet use is surging – and advertising dollars are following suit. In 2018, eMarketer projects that 69.6% of the US population will use a smartphone and 51.9% will use a tablet. Also, in 2018, US users will spend 3.5 hours/day on smartphones and tablets, while just 2.0 hours per day desktop/laptop internet (eMarketer). Increased mobile consumption is driving budget shifts away from desktop to the mobile channel as more advertisers capitalize on all four screens to reach consumers. By 2022, according to eMarketer's projections, mobile spending in the US will be more than 3x that of desktop/laptop spending ($131.4B vs. $39.1B) – and mobile spend overall is anticipated to grow at 15% CAGR between 2018-2022.

4. Advanced TV is on the rise. Advanced TV is, as described by the IAB, “Everything that is TV but isn’t like TV as we’ve always known it.” This includes CTV and Over-the-Top TV (OTT), which are positioned to grow significantly over the next few years. CTV is defined as TV sets that are connected to the internet through built-in capability (e.g., Smart TVs) or through another device (e.g., Blu-ray player, Apple TV, etc.). OTT video refers to any app or content provider that provides streaming video over the internet (e.g., Hulu, YouTube, etc.) and bypasses traditional cable or linear TV distribution.

In 2017, more than half of the US population (and 62% of all US internet users) watched CTV at least once per month, according to eMarketer, and the number of US CTV users is projected to reach 181.5 million in 2018 (65% of all US internet users) – approaching 200 million by 2021. User penetration of OTT video services is even higher. eMarketer forecasts 198.6M US consumers (or 70.8% of all US internet users) will utilize an OTT service at least once per month in 2018 – and by 2021, that number will climb to nearly 210 million.

The market for CTV and OTT advertising is quickly gaining traction and is diversifying the way content is consumed. It combines the targeting power of digital with the impact of TV, effectively providing a bridge between linear TV and digital viewing experiences. As digital continues to disrupt the traditional TV ad market, advertisers are undergoing a massive transformation. Budgets are shifting from linear TV to CTV and OTT, transforming these channels into essential parts of the digital video media mix. As part of this trend, cross-screen and multi-screen advertising represents a tremendous opportunity for brands looking to generate consumer awareness and drive greater audience engagement. RhythmOne believes that adding CTV and OTT to the modern marketing mix is inevitable and worthwhile, and offers advertisers a holistic way to reach consumers with their branded video content.

With the acquisition of YuMe, RhythmOne gained access to deep product expertise and specialized supply related to advanced TV. The Company’s strategy will seek to capitalize on these rising star channels and formats to differentiate and expand its offering.

5. Ad fraud, viewability and verification continue to be top-of-mind for advertisers. According to Juniper Research (September 2017), advertisers will lose an estimated $18 billion to fraudulent activities in 2018. Creating an environment for clean, trustworthy transactions is an industry imperative both for the supply and demand sides of the value chain. The Company’s proprietary RhythmGuard brand safety technology has been a significant and differentiating asset, helping to ramp existing demand sources and onboard new partners during the year.

6. Another noteworthy trend is the rise of influencer and native advertising. Both of these advertising segments allow for brands to authentically connect with consumers, either through their social channels and communities, or as a more integrated part of the web experience. In 2018, according to eMarketer (March 2018), native ad spending is anticipated to reach $32.9B in the US, with the vast majority of that ($29.9) occurring through mobile devices. There is also a significant opportunity to realize economies of scale by delivering these types of advertising programs programmatically. RhythmOne continues to support its RhythmInfluence offering, allowing the Company to participate in the growing spend associated with this channel. This offering taps into the Company’s programmatic inventory for increased scale and efficiency.

7. Proprietary data segmentation is driving efficient audience targeting. The ability to marry third-party segments with a brand’s first party data is one of the ways advertising technology platforms are seeking to differentiate themselves. Through the RadiumOne acquisition, RhythmOne gained access to their suite of analytics tools, which can be installed on a brand’s site to help them gather additional information about site visitors who are sharing branded content. In addition, the YuMe acquisition included their SDK technology, which gathers observed and declared data which is then used for segmentation, targeting and optimization. One of the key benefits that RhythmOne provides is the ability to leverage this type of data across its significant supply footprint, and augment it with data about viewability and verification across industries. The Company now packages this data as part of direct or private marketplace deals, providing a turnkey method for advertisers to access precisely targeted, performance-driving audiences.

8. Industry consolidation continues to increase with the “Second Coming of Ad Tech.” Industry consolidation represents a potential path to scale quickly. As parts of the ecosystem combine and the value chain is streamlined, there will be opportunities to augment the Company’s ad tech platform and audience offering. In FY2018, RhythmOne executed two such strategic acquisitions – RadiumOne and YuMe. Through RadiumOne, RhythmOne gained access to a leading data driven marketing platform, proprietary performance analytics tools and premium demand relationships. The YuMe acquisition provided access to premium video and CTV inventory, unique audience insights, cross-screen targeting technology and established demand relationships. Both transactions served to accelerate the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. The Company will continue to consider these strategic opportunities as it looks to expand and deepen its demand and supply base, and strengthen its technology offering.

Technology & Products

Throughout the year, RhythmOne continued to invest in products, platforms, research and development, with a focus on enhancing the Company’s programmatic trading capabilities, supply quality, transparency and product packaging.

RhythmMax now provides a centralized platform to access cross-device, cross-format RhythmOne inventory across owned, controlled and extended supply sources. It also offers advertisers flexible purchase options, whether through traditional direct deals, private “walled garden” marketplaces with closed site lists, or via auction-based mechanisms – all of which use the OpenRTB (Real-Time Bidding) protocol. Through RhythmMax, advertisers can reach target audiences to achieve measurable ROI at their desired spend level through a single entry point.

To support this growth, RhythmOne made a number of updates geared toward improving the transparency of its marketplace to make it more attractive to both buyers and sellers. The Company adjusted its pricing model to enable first price auction model capabilities, meaning that advertisers have a better chance of winning premium advertising with a strong bid, and publishers can better monetize their high-value inventory. Work was also completed to allow for ads.txt consumption and application. Ads.txt stands for “Authorized Digital Sellers,” and the aim of the initiative is to give verified publishers and distributors an easy way to publicly designate partners that they allow to sell their digital inventory. Increasingly, demand-side platforms and advertisers are establishing buying criteria for ads.txt inventory only to ensure efficiency and transparency.

In addition to transparency, RhythmOne also made enhancements to its privacy policies and data gathering and storage practices to support the European Union’s (EU) General Data Protection Regulation (GDPR) which was approved and adopted by the EU Parliament in April 2016 and went into force on 25 May 2018. RhythmOne created or adopted mechanisms to gather consent from EU consumers where appropriate, and is implementing data storage, retrieval and deletion protocols to comply with the new law.

RhythmOne also made critical enhancements to its RhythmGuard technology, including scoring of traffic based on viewability, video completion rate, and click-through rate, while improving the ability to block invalid traffic. In addition, the Company enhanced RhythmGuard’s creative ID scanning to improve ad quality in the ecosystem, and augmented its contextual targeting partnerships to enable coverage of mobile application traffic. The result is a highly differentiated marketplace proposition that allows the Company to enrich inventory made available to advertisers through its programmatic channels, and drive greater demand. Through RhythmMax, the Company can provide one of the cleanest sources of pre-filtered, verified and targetable inventory in the industry, at scale. The Company earned the #1 US and International rankings on Pixalate’s Global Seller Trust Index™ (GSTI) for all of 2017.

On the supply side, RhythmOne developed several tools designed to attract and retain high-quality publisher and app developer partners. The Company built and released its video header bidder functionality, which helps advertisers better monetize their digital video inventory. RhythmOne also partnered with and built out the infrastructure to support Google Exchange Bidding, making it easier for Google publishers to integrate with and access the Company’s demand. Evidence of a successful integration, Google co-published a case study outlining how RhythmOne helped to increase publisher revenue by 40%.

As part of the RadiumOne acquisition, RhythmOne integrated its Programmatic Optimization Machine (POM) into its demand side platform. POM provides an automated mechanism to apply sophisticated algorithms and strategies to meet a range of advertiser performance needs. Throughout the year, the Company continued to invest in this technology, and made enhancements that support additional video and viewability KPIs.

Finally, RhythmOne also made enhancements to its private marketplace packaging and support capabilities. The Company built a sophisticated deal forecasting dashboard, enabling operations, sales and account management teams to accurately gather information about available inventory and improve deal filtering capabilities, such as designated market area (DMA) targeting and traffic performance filtering. In addition, the Company integrated with multiple data management platforms to allow for more audience targeting options. As a result, the Company launched six new private marketplace packaged offerings based on high-value audience segments and performance metrics – providing a turnkey way for sales to quickly ramp and go to market.

These developments represent a significant step forward as the Company bundles its products and technology to better serve advertisers and publishers in a competitive and challenging marketplace, and continues to invest in capacity to drive future growth.

Integration and Operating Discipline

With regard to recent acquisitions, the Company has fully integrated RadiumOne, including its demand-side and data management platforms, and Programmatic Optimization Machine (POM), which facilitates automated campaign optimization.

Integration of YuMe is progressing in line with expectations. Teams are currently working to make YuMe supply accessible within the RhythmOne platform (with a focus on CTV inventory), sunset redundant systems, and consolidate sales teams – streamlining the delivery of combined capabilities and furthering operating efficiency. YuMe legacy customers have reacted very positively to the combination of the demand-side YuMe business and the strong RhythmOne supply-side capabilities. The Company has been driving efficiency across the organization consistent with the intentions underlying the merger and now expects to realize approximately $15M in annualized synergies versus the previous view of $10-12M in anticipated savings as a combined enterprise.

Board Changes

During the year, RhythmOne made several key changes to its Board of Directors. Mr. Eric Singer joined the board as Chairman and provides extensive business, corporate development and financial experience across industries. Mr. John Mutch joined as Non-Executive Director of the Board, bringing extensive business, corporate leadership and financial expertise across technology, software and IT industries and Mr. Edward Reginelli joined as CFO and Executive Director of the Board. Post FY2018 close, Mr. Mark Bonney joined as President, CEO and Executive Director. Mr. Bonney has a proven track record of building value for shareholders and brings extensive leadership and experience with organizational transformation and integration.

Outlook

The Company has made a good start to the new financial year with trading in line with the Board’s expectation and the ongoing integration of YuMe. The Company believes it is well-positioned to deliver further strong performance in FY2019 – in line with current consensus estimates in market. The Company believes its growth will be driven by its programmatic capabilities and augmented by its leadership position in video and advanced television. RhythmMax is expected to be the primary engine for growth, facilitating the delivery of targeted, quality audiences, across devices and formats, at scale. The industry is characterized by fewer, better integrated players that are able to deliver sustainable value to both demand and supply sides of the value chain. The Company believes it has the unique combination of technology, talent and relationships in place to scale both organic and inorganic growth as the industry continues to evolve and consolidate. Based on diversified growth drivers, RhythmOne enters FY2019 in a confident position, with a product portfolio that is well aligned with industry growth trends.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to future events and our future financial performances.  All statements other than statements of historical fact are statements that could be forward-looking statements, including, but not limited to our Outlook, statements about the YuMe acquisition, the anticipated benefits and synergies associated with the acquisition, future opportunities, future expectations, beliefs, plans, objective, financial conditions, assumptions or future events or performance and quotations from management.

These forward-looking statements are subject to a number of risks and uncertainties, assumptions and other factors that could cause actual results and timing of events to differ materially from future results that expressed or implied in our forward-looking statements.  Among the key factors that could cause or contribute to such differences include the growth and prospects of the digital advertising industry, forecasts regarding internet usage and advertising spend, projected levels of growth in RhythmOne’s markets, RhythmOne’s expectations about the factors that drive business, RhythmOne’s investments in international and emerging market and sectors, anticipated trends and challenges in RhythmOne’s industry, including but not limited to the increasing quantity, variety and fragmentation of digital video content, platforms, distribution channels and technologies, the expansion of the digital media advertising market in general and the digital video advertising market in particular, RhythmOne’s operating results, including revenue, cost of revenue, expenses and liquidity, RhythmOne’s strategy and competition, market trends, including overall opportunities for digital media advertising and shifting advertising budget, the ongoing improvement and refinement of RhythmOne’s data-science capabilities, developments in the regulatory framework applicable to RhythmOne’s business, RhythmOne’s intellectual property and proprietary technologies and the ability to integrate the YuMe operations effectively and in a manner that achieves the anticipated synergies. These and other risk factors are discussed in “Risk Factors” of the prospectus/offer to exchange relating to the Offer and in the documents incorporated by reference into such prospectus/offer to exchange, including those in the section “Risk Factors” in YuMe’s Annual Report on Form 10-K for the year ended December 31, 2016 and YuMe’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.  Each of these referenced documents are on file with the United States Securities and Exchange Commission and can be found at www.sec.gov.

All forward-looking statements attributable to RhythmOne or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set out herein and speak only as of the date they are made. Subject to compliance with applicable laws and regulations, RhythmOne disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RhythmOne plc

CONSOLIDATED INCOME STATEMENT

Results for the year to 31 March 2018

(in thousands, except per share amounts)

	YEAR ENDED 31 MARCH 2018			YEAR ENDED 31 MARCH 2017

	Before			Before
	Exceptional	Exceptional		Exceptional	Exceptional
	Items	Items	Total	Items	Items	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	255,073	-	255,073	149,025	-	149,025

Cost of revenue	(151,271)	-	(151,271)	(98,478)	-	(98,478)
Operating expenses	(110,262)	(19,357)	(129,619)	(60,557)	(5,245)	(65,802)

Loss before tax and finance income	(6,460)	(19,357)	(25,817)	(10,010)	(5,245)	(15,255)

Finance income	375	-	375	631	-	631
Finance expense	(567)	-	(567)	(266)	-	(266)
Other income	-	3,119	3,119	-	-	-

Loss before income tax	(6,652)	(16,238)	(22,890)	(9,645)	(5,245)	(14,890)

Income tax credit	7,251	1,764	9,015	861	-	861

Loss from continuing operations	599	(14,474)	(13,875)	(8,784)	(5,245)	(14,029)

Discontinued operations

Loss from discontinued operations, net of tax	-	-	-	(827)	(3,934)	(4,761)

Loss for the year	599	(14,474)	(13,875)	(9,611)	(9,179)	(18,790)

			CENTS			CENTS
					(Restated)

LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE plc

BASIC			(25.64)			(44.46)

DILUTED			(25.64)			(44.46)

LOSS PER SHARE FROM CONTINUING OPERATIONS

BASIC			(25.64)			(33.20)

DILUTED			(25.64)			(33.20)

RhythmOne plc

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Results for the year to 31 March 2018

(in thousands)

	YEAR ENDED	YEAR ENDED
	31 MARCH 2018	31 MARCH 2017
	$000’s	$000’s
Loss for the year	(13,875)	(18,790)

Items which might be potentially reclassified to profit or loss

Exchange difference on translation of foreign operations	(1,713)	245
Gains / (loss) on marketable securities (net of tax)	8	(27)
TOTAL COMPHRENSIVE LOSS FOR THE YEAR	(15,580)	(18,572)

RhythmOne plc

CONSOLIDATED BALANCE SHEET

As at 31 March 2018

(in thousands)

	AS AT	AS AT
	31 MARCH 2018	31 MARCH 2017
	$000’s	$000’s

ASSETS

NON-CURRENT ASSETS
Goodwill	123,841	48,530
Intangible assets	86,360	37,971
Property, plant and equipment	12,309	4,556
Other receivables and restricted cash	2,927	4,686
Deferred tax asset	29,290	19,271
Marketable securities	-	22,864
	254,727	137,878
CURRENT ASSETS
Trade receivables	84,793	41,470
Other receivables and restricted cash	42,615	3,433
Cash and cash equivalents	37,331	19,338
Marketable securities	-	33,002
	164,739	97,243
TOTAL ASSETS	419,466	235,121

LIABILITIES

NON-CURRENT LIABILITIES
Deferred tax liability	(4,412)	(3,863)
Other payables	(4,095)	(2,228)
Borrowings	(9,461)	-
Provisions	(628)	(1,502)
	(18,596)	(7,593)
CURRENT LIABILITIES
Trade and other payables	(84,627)	(43,386)
Term loan	(35,000)	-
Provisions	(558)	(907)
	(120,185)	(44,293)
TOTAL LIABILITIES	(138,781)	(51,886)
NET ASSETS	280,685	183,235

SHAREHOLDERS’ EQUITY
Share capital	12,641	8,667
Share premium account	103,856	168,159
Shares to be issued	2,093	24
Share-based compensation reserve	31,736	28,605
Currency translation reserve	30,725	(8,591)
Merger reserve	49,277	107,820
Accumulated other comprehensive loss	-	(8)
Retained earnings / (Accumulated deficit)	50,357	(121,441)
TOTAL EQUITY	280,685	183,235

RhythmOne plc

CONSOLIDATED CASH FLOW STATEMENT

Results for the year to 31 March 2018

(in thousands)

	YEAR ENDED	YEAR ENDED
	31 MARCH 2018	31 MARCH 2017
	$000’s	$000’s

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(13,875)	(18,790)
Adjustments for:
Depreciation and amortization	18,846	10,208
Share based payments	2,164	2,015
Loss on disposal of PVMG assets	-	3,858
Loss on sale of computer equipment	432	82
Remeasurement of deferred consideration	(3,119)	-
Income tax charge/(credit)	(9,015)	(861)
Interest expense	567	266
Interest income	(375)	(631)
Unrealised foreign exchange (gain)/loss	(1,495)	66

Operating cash flows before movements in working capital	(5,870)	(3,787)

Changes in operating assets and liabilities:
Decrease / (increase) in trade and other receivables	25,095	(11,991)
Decrease / (increase) in trade and other payables	(17,691)	7,507
Decrease / (increase) in provisions	(1,223)	1,704
Net cash generated from / (used in) operating activities	311	(6,567)

Income taxes (paid) / refund	(1,047)	185
Net cash used in operating activities	(736)	(6,382)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	375	631
Purchase of property, plant and equipment	(1,019)	(2,394)
Capitalization of internal development charges and software	(6,592)	(3,266)
Acquisitions payment of deferred considertion	-	(499)
Purchase of marketable securities	-	(631)
Sales of marketable securities	55,874	5,002
Proceeds from the sale of the assets of PVMG	-	1,064
Yume Acquisition, net of cash acquired	(19,082)	-
RadiumOne Acquisition, net of cash acquired	(4,489)	-
Perk Acquisition, net of cash acquired	-	10,229
Net cash (used in) / generated from investing activities	25,067	10,136

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on finance lease	(2,125)	(1,050)
Interest payments	(485)	(187)
Repayment of credit facility	(14,431)	(1,507)
Proceeds from term loan	35,000	-
Funding of collateral related to term loan	(35,000)	-
Proceeds from credit facility	10,000	-
Debt issuance cost paid	(621)	-
Proceeds from issuance of shares	933	159
Net cash generated from / (used in) financing activities	(6,729)	(2,585)

Net increase/(decrease) in cash and cash equivalents	17,602	1,169

Beginning cash and cash equivalents	19,338	18,222
Effect of foreign exchange on cash and cash equivalents	391	(53)
Cash and cash equivalents at end of period	37,331	19,338

RhythmOne plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Results for the year to 31 March 2018

(in thousands)

								RETAINED
	ORDINARY	SHARE	SHARES	SHARE BASED	CURRENCY			EARNINGS /
	SHARE	PREMIUM	TO BE	COMPENSATION	TRANSLATION	MERGER	OTHER	(ACCUMULATED	TOTAL
	CAPITAL	ACCOUNT	ISSUED	RESERVE	RESERVE	RESERVE	RESERVES	DEFICIT)	EQUITY
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's

BALANCE AS AT 1 April 2016	7,537	168,045	24	26,590	(8,836)	65,208	19	(102,649)	155,938

Net loss for the year	-	-	-	-	-	-	-	(18,790)	(18,790)
Other comprehensive income	-	-	-	-	245	-	(27)	-	218
Total comprehensive loss for the year	-	-	-	-	245	-	(27)	(18,790)	(18,572)
Issue of shares, net of costs	1,130	114	-	-	-	42,612	-	(2)	43,854
Credit to equity for Sharebased payments	-	-	-	2,015	-	-	-	-	2,015
BALANCE AS AT 31 March 2017	8,667	168,159	24	28,605	(8,591)	107,820	(8)	(121,441)	183,235

Net loss for the year	-	-	-	-	-	-	-	(13,875)	(13,875)
Other comprehensive loss	-	-	-	-	(1,713)	-	8	-	(1,705)
Total comprehensive loss for the year	-	-	-	-	(1,713)	-	8	(13,875)	(15,580)
Issue of shares, net of costs	42	891	-	-	-	-	-	-	933
Issue of shares, net of costs related to acquisitions	3,932	102,965	2,069	967	-	-	-	-	109,933
Capitalization of merger reserve	-	58,001	-	-	542	(58,543)	-	-	-
Capital reduction	-	(226,160)	-	-	40,487	-	-	185,673	-
Credit to equity for Sharebased payments	-	-	-	2,164	-	-	-	-	2,164
BALANCE AS AT 31 March 2018	12,641	103,856	2,093	31,736	30,725	49,277	-	50,357	280,685

RhythmOne plc

NOTES TO THE CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

This consolidated financial information has been prepared in accordance with the European Union (EU) adopted International Financial Reporting Standards (IFRSs), IFRS Interpretations Committee and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2017 which have not changed. The financial information set out in this document does not constitute statutory accounts for the years ended 31 March 2017 or 31 March 2018 but is derived from the Annual Report and Accounts 2018. The Annual Report and Accounts for 2017 have been delivered to the Registrar of Companies and the Annual Report and Accounts for 2018 will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Chapter 3 of Part 16 of the Companies Act 2006. Full financial statements that comply with IFRSs are included in the Annual Report and Accounts 2018 which will be made available to shareholders in due course.

The Directors have considered the financial resources of the Group and the risks associated with doing business in the current economic environment and believe that the Group is well placed to manage these risks successfully. In doing this, the Board has prepared a business plan and cash flow forecast setting out key business assumptions, including the rate of revenue growth, discount rate, terminal growth rate and cost control. The Directors have considered these assumptions to be reasonable and that the Group has adequate resources to continue in operational existence for the foreseeable future being a period of no less than 12 months from the date of this announcement. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

2.	Taxation

Deferred tax is calculated in full on temporary differences under the liability method using the substantively enacted tax rates of the jurisdictions in which the temporary differences are expected to reverse.

Recognized Deferred Tax Assets / Liabilities Deferred tax assets have been recognized in respect of tax losses and other deductible temporary differences where it is probable that these assets will be recovered.

The movements in deferred tax assets and liabilities (including offsetting of balances within the same jurisdiction as permitted under IAS 12) during the year is shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

	ASSETS	ASSETS	LIABILITIES	LIABILITIES	NET	NET
	31 MARCH 2018	31 MARCH 2017	31 MARCH 2018	31 MARCH 2017	31 MARCH 2018	31 MARCH 2017
	$000's	$000's	$000's	$000's	$000's	$000's
Property, plant and equipment and intangible assets	(2,987)	(4,606)	18,186	3,422	15,199	(1,184)
Tax credit and loss carry forward	(37,655)	(13,080)	-	-	(37,655)	(13,080)
Share based payments	(53)	(583)	-	-	(53)	(583)
Other deductible temporary differences	(2,369)	(1,002)	-	441	(2,369)	(561)
Net deferred tax (assets)/liabilities	(43,064)	(19,271)	18,186	3,863	(24,878)	(15,408)
Offset tax	13,774	-	(13,774)	-	-	-
Net deferred tax (assets)/liabilities	(29,290)	(19,271)	4,412	3,863	(24,878)	(15,408)

There is an unrecognized deferred tax asset arising from unrecognized temporary differences of $1.1m (2017: $25.6m) which has not been recognized due to insufficient certainty that taxable profits will be available against which this asset could be used.

(i)	Movement in Temporary Differences

	BALANCE AT	RECOGNIZED	RECOGNIZED	BALANCE AT
	31 MARCH 2017	IN INCOME	IN GOODWILL	31 MARCH 2018
	$000's	$000's	$000's	$000's
Property, plant and equipment and intangible assets	(1,184)	6,297	10,086	15,199
Tax credits and loss carry-forward	(13,080)	(15,617)	(8,958)	(37,655)
Share based payments	(583)	530	-	(53)
Other deductible temporary differences	(561)	(2,244)	436	(2,369)
	(15,408)	(11,034)	1,564	(24,878)

The Group has recognized a net deferred tax asset of $24.9m as at 31 March 2018 (2017: $15.4m), of which $37.7m (2017: $13.1m) relates to available credits and trading losses which are due to expire within the next 15 to 20 years. All recognized trading losses relate to the Group’s US operations, as the Directors do not believe it is more likely than not that the UK and other overseas businesses will be profitable in the foreseeable future.

In relation to the available US trading losses, the Group considers all available evidence to determine whether it is more likely than not that some portion or all of the available deferred tax asset should be recognized. The ultimate utilization of the deferred tax assets is dependent upon the generation of future taxable income. Management considers projected taxable income in assessing the expected utilization of deferred tax assets. In making such judgements, significant weight is given to evidence that can be objectively verified, such as improved profitability and visible market trends. As at 31 March 2018 and 2017, the recognition of the deferred tax assets is deemed to be supported by the future taxable profits of the Group. The key assumption in the Directors’ deferred tax asset model is the revenue growth rate which is disclosed in Note 14. Management have determined that following the acquisition of YuMe and RadiumOne all previously unrecognized trading loses should be recognized at 31 March 2018 as all are expected to be utilized within the next three years.

In addition to the recognized deferred tax asset, there was an unrecognized deferred tax asset of $25.6m as at 31 March 2017 which was not recognized due to insufficient certainty that taxable profits were available against which this asset could be utilized. The majority of the unrecognized asset related to the US trading losses.

3.	Earnings per share

The calculation of the basic and diluted earnings per share is based on the following information.

	YEAR ENDED	YEAR ENDED
	31 MARCH 2018	31 MARCH 2017
	$000’s	$000’s

LOSS
Loss used in calculation of basic and diluted earnings per share	(13,875)	(18,790)

Loss used in calculation of basic and diluted earnings per share from continuing operations	(13,875)	(14,029)

		(Restated)
	SHARES	SHARES
	NUMBER	NUMBER
NUMBER OF SHARES
Weighted average number of shares for the purpose of basic earnings per share	54,122,562	42,260,692

Weighted average number of shares for the purpose of diluted earnings per share	54,122,562	42,260,692

4.	Goodwill

The Group tests goodwill for impairment annually or more often if there are indications that it may be impaired. The carrying amount of goodwill has been allocated between the cash generating units (CGUs):

		ACQUISITION AND
	AS AT	DISPOSAL	AS AT
	1 APRIL 2017	ADJUSTMENTS	31 MARCH 2018
	$000's	$000's	$000’s

RhythmOne	31,086	-	31,086
Perk Inc.	17,444	-	17,444
RadiumOne	-	11,066	11,066
YuMe	-	64,245	64,245
Total	48,530	75,311	123,841

		ACQUISITION AND
	AS AT	DISPOSAL		AS AT
	31 MARCH 2016	ADJUSTMENTS	RECLASSIFICATION	31 MARCH 2017
	$000's	$000's	$000's	$000’s

RhythmOne	21,086	-	10,000	31,086
AdKarma	10,000	-	(10,000)	-
PVMG	6,121	(6,121)	-	-
Perk	-	17,444	-	17,444
Total	37,207	11,323	-	48,530

During FY2017, RhythmOne plc consolidated certain products, infrastructure, sales and marketing efforts under its trade name, RhythmOne. The AdKarma CGU was consolidated with RhythmOne resulting in the goodwill associated with AdKarma being reclassified to the RhythmOne CGU. In addition, the Company disposed of the PVMG asset.

The key assumptions for the value in use calculations are those regarding the discount rates, revenue growth rates, operating expenses and terminal growth rate. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows into perpetuity using a terminal growth rate. The cash flow forecasts were prepared using an average revenue growth rate per year for RhythmOne, Perk, RadiumOne and YuMe and were 5.4%, 3.6%, 6.2% and 5.5%, respectively. This is in addition to a 20% average reduction in costs across all CGUs in the year ended 31 March 2019. The cash flows beyond the five-year period are extrapolated into perpetuity using a terminal growth rate of 2% (2017: 2%). This rate is based on an estimated long-term growth rate for the industry and countries in which the Company operates, and does not exceed the average long-term growth rate for the relevant markets based on the historical Consumer Price Index in the United States. The assumptions for growth rates are based on past experience of each CGUs trading performance and are consistent with industry analyst expectations. The assumptions used differ between CGUs, reflecting the differences in products, customers and suppliers between each CGU.

The pre-tax rate used to discount the forecast cash flows is 18.6% (2017: 21.6%) for all CGUs. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs.

No reasonable changes in assumptions would lead to an impairment of the goodwill.

5.	Intangible Assets
	RELATIONSHIPS
	WITH		CAPITALIZED	TRADENAMES,
	CUSTOMERS &	PURCHASED	DEVELOPMENT	TRADEMARKS	SOFTWARE
	PUBLISHERS	TECHNOLOGY	COSTS	& PATENTS	LICENSES	OTHER	TOTAL
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

COST
As at 1 April 2016	39,180	17,814	17,820	10,211	6,848	-	91,873
Additions	-	-	3,266	-	-	-	3,266
Acquired on acquisition of subsidiary	9,700	4,700	-	5,400	99	-	19,899
Disposed through disposition of subsidiary	(1,100)	-	-	(2,150)	(1,088)	-	(4,338)
at 31 March 2017	47,780	22,514	21,086	13,461	5,859	-	110,700
Additions	-	-	6,520	-	72	-	6,592
Disposal	(7,571)	(4,074)	(203)	(104)	(30)	-	(11,982)
Acquired on acquisition of subsidiary	30,800	22,000	-	2,100	-	1,518	56,418
at 31 March 2018	71,009	40,440	27,403	15,457	5,901	1,518	161,728

ACCUMULATED AMORTIZATION
As at 1 April 2016	(24,078)	(16,707)	(14,105)	(7,095)	(5,688)	-	(67,673)
Amortization	(3,882)	(932)	(2,089)	(896)	(673)	-	(8,472)
Disposed through disposition of subsidiary	1,100	-	-	1,228	1,088	-	3,416
at 31 March 2017	(26,860)	(17,639)	(16,194)	(6,763)	(5,273)	-	(72,729)
Amortization	(6,872)	(3,852)	(2,077)	(1,140)	(619)	(61)	(14,621)
Disposal	7,571	4,074	203	104	30	-	11,982
at 31 March 2018	(26,161)	(17,417)	(18,068)	(7,799)	(5,862)	(61)	(75,368)

NET BOOK VALUE
at 31 March 2017	20,920	4,875	4,892	6,698	586	-	37,971
at 31 March 2018	44,848	23,023	9,335	7,658	39	1,457	86,360

6.	Exceptional Items from Continuing Operations

The following table sets out exceptional items, being those items included in the profit/(loss) from continuing operations that are material in terms of size and/or nature. One-off acquisition and exceptional costs and other costs related to acquisitions are separately identified as exceptional costs. The types of costs included within acquisition costs are those which are directly attributable to an acquisition, such as legal and accounting expenses, integration costs, severance and retention remuneration. The types of costs which are considered exceptional include restructuring charges, impairment losses, other significant assets write downs, severance and retention costs, settlement of litigation, fair value adjustments onerous contract provisions and professional fees.

	YEAR ENDED	YEAR ENDED
	31 MARCH 2018	31 MARCH 2017
	$'000	$'000
Acquisition related costs:
Severance and retention	1,277	217
Onerous lease	1,579	917
Professional fees	10,990	1,301
Total acquisition related costs	13,846	2,435

Exceptional costs:
Restructuring charges	1,361	2,042
Severance costs	3,175	768
Litigation settlement	976	-
Total exceptional costs	5,512	2,810

Remeasurement of deferred consideration	(3,119)
Total remeasurement of deferred consideration	(3,119)	-

Total acquisition and exceptional costs	16,238	5,245

The acquisition-related cost exceptional items primarily relate to the acquisition of YuMe, RadiumOne and Perk Inc. The exceptional costs primarily relate to restructuring changes, onerous lease provisions, severance charges and a payment related to a commercial litigation settlement.

The deferred consideration relating to the RadiumOne, Inc. (RadiumOne) acquisition has been recognized within Trade and other payables. This item meets the definition of a financial liability and was consequently re-measured as at 30 September 2017. The resulting gain of $3.1 million has been recognized as an exceptional item within other income in the consolidated income statement. The liability was reclassified as shares to be issued as at 30 September 2017.

7.	Share capital

The Company has one class of ordinary share which carry no right to fixed income.

On 25 September 2017 the Company completed a share consolidation following a resolution duly passed at the Company’s Shareholders General Meeting (the “General Meeting”). The share consolidation was effected to bring the number of common shares in issue in line with comparable London listed companies. The 495,667,540 common shares of £0.01 per share (the “Original Shares”) were consolidated and divided into 49,566,754 new common shares of £0.10 each (the “Consolidated Shares”). The Consolidated Shares have the same rights and are subject to the same restrictions (same as to par value) as the Original Shares.

In the event that the number of Original Shares attributable to a shareholder was not exactly divisible by 10, the consolidation generated an entitlement to a fraction of a Consolidated Share and the Company, pursuant to its articles of association (as amended at the General Meeting), sold the Consolidated Shares representing the fractions on behalf of the selling shareholder for the best price reasonably obtained to any person (including the Company) and distribute the proceeds of sale, in due proportion, among those selling shareholders. In the event that the net proceeds of the sale attributable to a selling shareholder amounted to £5.00 or less, the Company’s board of directors was of the view that, as a result of the disproportionate costs involved in distributing small sums to shareholders, it would not be in the best interests of the Company to distribute such proceeds of sale, which instead were retained for the benefit of the Company.

The number of shares subject to all outstanding options and restricted stock units have been consolidated on the same 10:1 basis, except where the consolidation resulted in rights to acquire fractional Consolidated Shares, the Consolidated Shares were rounded down to the nearest whole Consolidated Share. In the case of options, the per share exercise price payable by option holders on exercise of an option was multiplied by 10 so that the total exercise price payable by each option holder to acquire Consolidated Shares is the same as what the total exercise price payable by each option holder would have been to acquire Original Shares.

During the current year 28,026,376 shares were issued, of which 26,048,596 shares related to the acquisition of YuMe, 1,660,569 shares related to the acquisition of RadiumOne, 255,633 shares related to the exercise of employee share options and 61,578 related to the issuance of restricted stock units (2017: 9,063,107 shares were issued, of which 8,823,541 shares related to the acquisition of Perk, 158,830 shares related to exercise of employee share options and 80,736 shares related to restricted stock units).

8.	Shares to be Issued and Merger reserve

The shares to be issued reserve relates to shares that are expected to be issued to RadiumOne and former Burst shareholders. The shares to be issued to RadiumOne Inc. shareholders relates to deferred consideration and will be issued on or around June 26, 2018. The shares related to Burst shareholders is for consideration for those who have not yet submitted the paperwork to effect the exchange of Burst shares for RhythmOne plc shares.

The merger reserve arises in business combinations where shares are issued for greater than 90% of consideration. The difference between the fair value and the nominal value of the shares transferred as consideration is taken to the merger reserve.

9.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The remuneration of the Directors, who are the Group’s key management personnel, in accordance with IAS 24 Related Party Disclosures, is disclosed in the Directors’ Remuneration Report in our Annual report.

There were no other related party transactions in either the current or prior year.

10.	Discontinued Operations

On March 31, 2017, the Company discontinued its Non-Core business operations. This included ceasing the operations of its consumer business activities and the sale of certain assets and specific liabilities of Prime Visibility Media Group (“PVMG”). The results of these operations are presented as discontinued operations in the Consolidated Income Statement.

Management committed to a plan to discontinue Non-Core operations and sell certain assets and specific liabilities of PVMG in February 2017 and the disposals were finalized on March 31, 2017. There have been no discontinued operations for the year ended 31 March 2018. Results of the discontinued operations for the year ended 31 March 2017 are as follows:

	YEAR ENDED 31 MARCH 2017
	Before
	Exceptional	Exceptional
	Items	Items	Total
	$000’s	$000’s	$000’s
Revenue	26,356	-	26,356

Cost of revenue	(13,779)	-	(13,779)

Operating expenses	(13,404)	(76)	(13,480)

Loss before tax and finance income	(827)	(76)	(903)

Loss on disposition of assets	-	(3,858)	(3,858)

Loss before income tax	(827)	(3,934)	(4,761)

Income tax (charge) / credit	-	-	-

Loss from discontinued operations	(827)	(3,934)	(4,761)

CENTS

LOSS PER SHARE ATTRIBUTABLE TO RHYTHMONE plc

BASIC	(1.13)

DILUTED	(1.13)

Cash flows from discontinued operations

YEAR ENDED
31 MARCH 2017
$000’s

Net cash used in operations	(776)
Net cash from investing activities	948
Net cash used in financing activities	(438)
Net cash used in discontinued operations	(266)

Consideration received for sale of certain assets and specific liabilities of PVMG:

YEAR ENDED
31 MARCH 2017
$000’s

Consideration received from the purchaser:
Cash consideration received	1,064
Deferred sales proceeds	2,450
Total consideration	3,514

Details of the net assets and liabilities of PVMG disposed of are as follows:

YEAR ENDED
31 MARCH 2017
$000’s

Assets disposed of:
Prepaid expenses	14
Property plant and equipment	15
Intangible assets	922
Goodwill	6,121
7,072

Loss on disposition of assets and liabilities of PVMG:

YEAR ENDED
31 MARCH 2017
$000’s

Consideration received	3,514
Transaction costs	(300)
Net assets of PVMG disposed of	(7,072)
(3,858)

Net cash inflow on disposal of PVMG:

YEAR ENDED
31 MARCH 2017
$000’s

Consideration received, satisfied in cash	1,064
Transaction costs	(300)
764

11.	Business Combination

RadiumOne Inc

On 26 June 2017, the Group acquired certain assets and related liabilities from RadiumOne, a leading data-driven marketing platform, a San Francisco, California-based company for a consideration of $20.4 million. The consideration includes $8.9 million in cash and $11.5 million of deferred consideration. At the date of acquisition, there was variability whether the deferred consideration would be settled in cash or shares and as a result this was classified as a financial liability. As at 30 September 2017, the deferred consideration was expected to be settled by RhythmOne plc issuing its shares to RadiumOne Inc. On this basis, the deferred consideration was revalued at this date based on the Company shares’ market price and it was then reclassified to shares to be issued within equity as it will be settled by RhythmOne plc’s shares. The resulting $3.1m profit on revaluation has been recognized as other income within exceptional costs.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Group effective 26 June 2017. Under this method, the assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. The fair value table below has been based on available management information and work is continuing in respect of the fair value exercise. The transaction costs of $1.9 million were recorded in exceptional costs within net loss for the year ended 31 March 2018.

The acquisition incrementally added $54.4 million of revenue to the Group in the current year and generated a loss before tax of $6.0 million. If the acquisition had been completed on the first day of the financial year, Group revenue for the year would have been $274.5 million and loss before tax would have been $27.8 million.

The provisional allocation of the purchase price as follows is subject to change once management has finalized the acquisition accounting:

$000's

Property, plant and equipment	3,282
Intangible assets - tradename	900
Intangible assets - software technology	6,100
Intangible assets - customer relationships	4,200
Intangible assets - favorable lease	100
Other assets	3,497
Cash and cash equivalents	4,455
Trade receivables	22,863
Credit facility	(14,431)
Trade and other payables	(21,189)
Deferred tax liability	(436)
Provisional fair value of net identifiable assets and liabilities assumed	9,341
Goodwill	11,066
Total consideration	20,407

Satisfied by:
Cash	8,944
Deferred consideration	11,463
Total consideration transferred	20,407

Net cash outflow arising on acquisition:
Cash consideration	8,944
Less cash and cash equivalents acquired	(4,455)
Total net cash outflow arising on acquisition	4,489

The provisional fair value of the financial assets includes trade accounts receivables with a gross contractual value of $24.2 million. The best estimate of the contractual cash flows not to be collected is $1.4m. The goodwill of $11.1 million arising from the acquisition was primarily attributable to the assembled workforce of the acquired business and synergies expected to arise post-acquisition and integration of the business. Subsequent to the close, the Company paid off the $14.4 million credit line with Comerica bank. Certain intangible assets and goodwill balances are expected to be deductible for tax purposes over a period of 15 years. The Group engaged an independent valuator to assess and determine the acquired intangibles and goodwill balances.

YuMe Inc

.

On 2 February 2018, the Group acquired 100% of the issued and outstanding shares of YuMe Inc. (YuMe), a Redwood City, California-based company for a consideration of $163.4 million which consisted of $61.6m in cash consideration, 26,048,596 of RhythmOne’s common shares issued with a value of $100.9m and $0.9m due to the settlement of a pre-existing relationship.

The acquisition accelerated RhythmOne’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. Through YuMe, the Company gained access to a leading data driven advertising platform, premium video and connected TV inventory, unique consumer insights, cross-screen targeting technology and established demand relationships. The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations, with the results of operations consolidated with those of the Group effective 2 February 2018. Under this method, the assets acquired and liabilities assumed have been recorded on preliminary estimates of fair value. The fair value table below has been based on available management information and work is continuing in respect of the fair value exercise. The transaction costs of $8.6 million were recorded in exceptional costs within net loss for the year ended 31 March 2018.

The acquisition incrementally added $16.9 million of revenue to the Group in the current period and generated a loss before tax of $2.8 million. If the acquisition had been completed on the first day of the financial year, Group revenue for the period would have been $373.3 million and loss before tax would have been $36.9 million.

The provisional allocation of the purchase price as follows is subject to change once management has finalized the acquisition accounting:

$000's

Property, plant and equipment	6,944
Intangible assets - tradename	1,200
Intangible assets - software technology	15,900
Intangible assets - customer relationships	26,600
Intangible assets - favorable lease	1,418
Other assets	5,067
Cash and cash equivalents	42,487
Trade receivables	37,940
Trade and other payables	(37,241)
Net deferred tax liability	(1,128)
Provisional fair value of net identifiable assets and liabilities assumed	99,187
Goodwill	64,245
Total consideration	163,432

Satisfied by:
Settlement of pre-existing trading relationships	950
Cash	61,569
Share consideration	100,913
Total consideration transferred	163,432

Net cash outflow arising on acquisition:
Cash consideration	61,569
Less cash and cash equivalents acquired	(42,487)
Total net cash outflow arising on acquisition	19,082